Exhibit 99.1

China Zenix Auto International Regained Growth in Third Quarter of 2013

- Shipments to Chinese OEMs Increased 46.5% -

- Earnings Per ADS US$0.19 -

ZHANGZHOU, China, November 20, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2013.

Financial Highlights

Third Quarter 2013:

•	Revenue increased 22.0% to a third-quarter record of RMB930.1 million (US$152.0 million);

•	Gross margin of 21.2%;

•	Profit and total comprehensive income for the period rose 7.9% to RMB60.9 million (US$10.0 million) with earnings per American Depositary Share (“ADS”) of RMB1.18 (US$0.19).

First Nine Months of 2013:

•	Revenue was RMB2,819.6 million (US$460.7 million);

•	Gross margin of 21.0%;

•	Profit and total comprehensive income rose to RMB178.2 million (US$29.1 million) with earnings per American Depositary Share (“ADS”) of RMB3.45 (US$0.56);

•	Net cash from operating activities was RMB245.2 million (US$40.1 million).

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “We are excited to report a strong quarterly result as we regained growth momentum after a period of product mix adjustments to counter market headwinds. Demand for trucks in China accelerated during the third quarter of 2013 as GDP in China increased to 7.8% and investment in fixed assets increased as well. Noticeably, the heavy-duty truck segment experienced the highest year-over-year unit growth at 37.1% in the third quarter of 2013. We achieved our record third-quarter revenue through growth in each of our major segments. Our overall volume growth was driven by a 46.5% year-over-year increase in the wheels shipped to our OEM customers. Stronger OEM sales provided us with better brand visibility in the Chinese aftermarket and enabled us to continue to gain market share even in the seasonally slow third quarter. With the broadest product portfolio in China, strong financial standing, and increased market share, we are well positioned to stage a comeback in earnings prowess for the foreseeable future.”

Mr. Yifan Li, Chief Financial Officer of Zenix Auto, commented, “We not only posted strong growth in sales, but generated record high cash flow. Our net cash from operating activities in the third quarter of 2013 was RMB201.5 million (US$32.8 million). We used this strong cash flow to reduce our bank loans, increase our research and development spending and to fund capital expenditures for our future growth. We believe that, through our well-planned, long-term strategy and disciplined executions, our fundamentals have been strengthened and our market leadership has been extended.”

2013 Third Quarter Results

Revenue for the third quarter ended September 30, 2013, increased by 22.0% to RMB930.1 million (US$152.0 million) from RMB762.2 million for the third quarter of 2012.

Aftermarket sales in China increased by 18.8% year-over-year to RMB476.2 million (US$77.8 million) in the third quarter of 2013 from RMB400.8 million in the third quarter of 2012. Total unit sales in the aftermarket increased by 29.8% year-over-year as a result of proactive price adjustments. The Company continued to increase its market share in the aftermarket during the third quarter of 2013.

Sales to the Chinese OEM market increased by 38.9% year-over-year to RMB324.0 million (US$52.9 million) in the third quarter of 2013 compared to RMB233.3 million in the same quarter of 2012. Total unit sales in the OEM market increased by 46.5% year-over-year as a result of stronger truck sales, especially heavy-duty trucks, during the third quarter of 2013.

International sales increased by 1.4% year-over-year to RMB130.0 million (US$21.2 million) in the third quarter of 2013 compared to sales of RMB128.1 million in the second quarter of 2013. The increase in export sales in the third quarter of 2013 was mainly due to higher sales to Southeastern Asian countries, which have been rapidly growing to represent a larger proportion of our international sales and offset the weakening export to India due to its significant currency depreciation. In addition, the Company’s tubeless products continued to generate greater sales from international customers.

In the third quarter of 2013, domestic aftermarket sales, domestic OEM sales and international sales contributed 51.2%, 34.8% and 14.0% of revenue, respectively.

Sales of tubed steel wheels comprised 59.3% of 2013 third quarter revenue compared to 57.2% in the same quarter in 2012. Tubeless steel wheel sales represented 36.9% of third quarter revenue compared to 38.1% in the same quarter of 2012. The Company continued to shift product mix to increase market penetration.

Third quarter gross profit increased by 10.9% to RMB197.0 million (US$32.2 million), compared to RMB177.6 million in the same quarter in 2012. Gross margin stabilized at 21.2%, compared with 23.3% in the third quarter of 2012, and 21.2% in the second quarter of 2013, respectively. The decline in gross margin on a year-over-year basis was mainly due to the implemented strategy of product mix change and the resulting increased sales of lower-margin tubed wheels as a percentage of total sales.

Selling and distribution expenses increased by 29.6% to RMB67.2 million (US$11.0 million) from RMB51.9 million in the third quarter of 2012. The increase in selling and distribution costs was primarily due to the greater number of units shipped in the third quarter of 2013 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 7.2% in the third quarter of 2013, compared to 6.8% in the same quarter a year ago.

Research and development (“R&D”) expenses increased by 16.9% to RMB24.0 million (US$3.9 million), compared to RMB20.6 million in the third quarter of 2012. R&D as a percentage of revenue was 2.6% in the third quarter of 2013, compared to 2.7% in last year’s third quarter. Through its increasing technological leadership, China Zenix will continue to develop industry-leading wheel products and enhance its production efficiency to raise the barrier to entry.

Administrative expenses increased by 10.7% to RMB36.1 million (US$5.9 million) from RMB32.6 million in the third quarter of 2012, mainly due to higher personnel-related costs. As a percentage of revenue, administrative expenses were 3.9%, compared to 4.3% of revenue in the third quarter of 2012.

Profit and total comprehensive income for the third quarter of 2013 increased by 7.9% to RMB60.9 million (US$10.0 million), compared to RMB56.5 million in the same quarter of 2012.

Earnings per ordinary share and earnings per ADS in the third quarter of 2013 were RMB0.29 (US$0.05) and RMB1.18 (US$0.19), respectively.

During the third quarter of 2013, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

The net cash from operating activities in the third quarter of 2013 was RMB201.5 million (US$32.8 million).

2013 First Nine-Month Results

Revenue for the first nine months ended September 30, 2013, was RMB2,819.6 million (US$460.7 million) compared with RMB2,937.9 million in the first nine months in 2012.

Aftermarket sales increased by 0.5% to RMB1,425.8 million in the first nine months of 2013, and represented 50.6% of total nine-month revenue. Sales to the Chinese OEM market decreased by 6.6% to RMB970.9 million and represented 34.4% of revenue. International sales decreased by 11.8% to RMB422.9 million compared to the same period last year, and represented 15.0% of revenue.

Tubed steel wheel sales increased by 0.5% for the first nine months ended September 30, 2013, compared with the same period in 2012 and comprised 59.3% of revenue. Tubeless steel wheel sales declined by 10.2% from the same period a year ago and were 36.8% of the revenue compared to 39.3% for the same period in 2012.

Gross profit for the first nine months ended September 30, 2013, was RMB593.0 million (US$96.9 million), compared with RMB757.8 million during the same period in 2012. Gross margin decreased to 21.0% compared from 25.8% in the same period last year. Profit before taxation was RMB210.2 million (US$34.4 million), compared with RMB371.1 million during the first nine months of 2012.

Profit and total comprehensive income for the first nine months ended September 30, 2013, was RMB178.2 million (US$29.1 million), compared with RMB314.6 million during the same period in 2012. Earnings per ordinary share and earnings per ADS for the first nine months ended September 30, 2013, were RMB0.86 (US$0.14) and RMB3.45 (US$0.56), respectively.

As of September 30, 2013, Zenix Auto had bank balances and cash of RMB775.9 million (US$126.8 million) and fixed bank deposits with a maturity period over three months of RMB160.0 million (US$26.1 million). Total equity attributable to owners of the Company was RMB2,458.3 million (US$401.7 million).

For the first nine months ended September 30, 2013, net cash from operating activities was RMB245.2 million (US$40.0 million) and capital expenditures for the purchase of property, plant and equipment were RMB62.3 million (US$10.2 million). Free cash flow was RMB182.6 million (US$ 29.8 million) for the first nine months of 2013 (free cash flow is defined as net cash from operating activities minus capital expenditures, per SEC website www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm).

Business Outlook

Management is maintaining its revenue guidance for the year ending December 31, 2013, to be approximately RMB3.8 billion with profit and total comprehensive income guidance of approximately RMB230 million. These targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Wednesday, November 20, 2013 at 8:00 a.m. EST/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=171411. Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A replay will be available shortly after the conclusion of the conference call through December 20, 2013, at 11:59 p.m. EST. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID 13572745 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.12 to US$1.00, the effective noon buying rate as of September 30, 2013 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of September 30, 2013. For more information, please visit: http://www.zenixauto.com/en.

Non-GAAP DEFINITION

To supplement our unaudited condensed consolidated financial statements presented in accordance with generally accepted accounting principles (U.S. GAAP), we use a non-GAAP measure of free cash flow which is adjusted from results based on U.S. GAAP to show net cash from operating activities minus capital expenditures for the purchase of property, plant and equipment. This non-GAAP financial measure is provided to enhance the user´s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP free cash flow is useful to management investors because it is a meaningful indicator of cash generated from operating activities that is available for the execution of its business strategy, including service of debt principal, dividends, share repurchase and acquisitions. Free cash flow may be utilized to fund future dividends, as well as mandatory debt payments and other investment opportunities. Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements that are deducted in the calculation of free cash flow.

Free cash flow provides useful information to both management and investors for use with financial models and estimates published by analysts, and free cash flow results assist in evaluating the Company´s operating performance compared with that of other companies in its industry. This non-GAAP result is a primary indicator management uses for assessing performance, allocating resources and planning, and forecasting future periods.

This non-GAAP free cash calculation should not be regarded as a substitute for corresponding U.S. GAAP measures, but instead utilized as a supplemental measure of operating performance in evaluating the Company´s business. The Company recognizes that the usefulness of the non-GAAP measure of free cash flow has certain limitations, including that the manner in which the Company calculates free cash flow may differ from that of other companies, which limits their usefulness as a comparative measure.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Shiwei Yin

Grayling

Tel: +1-646-284-9409

Email:	kevin.theiss@grayling.com

 shiwei.yin@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: ivette.almeida@grayling.com

- tables follow -

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended September 30,
	2012	2013	2013
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	762,244	930,136	151,983
Cost of sales	(584,641)	(733,136)	(119,793)

Gross profit	177,603	197,000	32,190
Other income, gain and loss	5,997	9,559	1,562
Net exchange gain (loss)	1,466	(1,554)	(254)
Selling and distribution costs	(51,883)	(67,217)	(10,983)
Research and development expenses	(20,572)	(24,041)	(3,928)
Administrative expenses	(32,590)	(36,060)	(5,892)
Finance costs	(12,739)	(5,534)	(904)

Profit before taxation	67,282	72,153	11,791
Income tax expense	(10,801)	(11,236)	(1,836)

Profit and total comprehensive income for the period	56,481	60,917	9,955

Earnings per share
Basic	0.27	0.29	0.05
Diluted	0.27	0.29	0.05

Earnings per ADS
Basic	1.09	1.18	0.19
Diluted	1.09	1.18	0.19

Shares	206,440,000	206,500,000	206,500,000
ADSs	51,610,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the nine months ended September 30, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	Nine Months Ended September 30,
	2012	2013	2013
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	2,937,896	2,819,622	460,723
Cost of sales	(2,180,142)	(2,226,595)	(363,823)

Gross profit	757,754	593,027	96,900
Other income, gain and loss	12,887	18,138	2,964
Net exchange gain (loss)	3,026	(5,701)	(932)
Selling and distribution costs	(194,667)	(202,751)	(33,129)
Research and development expenses	(70,063)	(66,833)	(10,920)
Administrative expenses	(98,846)	(106,105)	(17,338)
Finance costs	(39,012)	(19,539)	(3,193)

Profit before taxation	371,079	210,236	34,352
Income tax expense	(56,467)	(32,003)	(5,229)

Profit and total comprehensive income for the period	314,612	178,233	29,123

			—
Earnings per share
Basic	1.52	0.86	0.14
Diluted	1.52	0.86	0.14

Earnings per ADS
Basic	6.10	3.45	0.56
Diluted	6.10	3.45	0.56

Shares	206,440,000	206,500,000	206,500,000
ADSs	51,610,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31, 2012	September 30, 2013	September 30, 2013
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	364,351	488,985	79,900
Trade and other receivables and prepayments	813,445	849,414	138,794
Prepaid lease payments	9,425	9,425	1,541
Pledged bank deposits	70,884	81,000	13,236
Fixed bank deposits with maturity period over three months	160,000	160,000	26,143
Bank balances and cash	827,271	775,916	126,783

Total current assets	2,245,376	2,364,740	386,397

Non-Current Assets
Property, plant and equipment	1,405,544	1,510,545	246,822
Prepaid lease payments	414,149	407,081	66,517
Deposits paid for acquisition of property, plant and equipment	55,198	23,472	3,836
Deferred tax assets	4,629	4,471	731
Intangible assets	17,000	17,000	2,778

Total non-current assets	1,896,520	1,962,569	320,684

Total assets	4,141,896	4,327,309	707,081

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,060,095	1,159,561	189,471
Taxation payable	10,594	11,215	1,833
Amount due to related party	—	3,074	503
Bank borrowings	700,000	605,000	98,857

Total current liabilities	1,770,689	1,778,850	290,664

Non-current liabilities
Deferred income	11,681	11,084	1,812
Deferred tax liabilities	79,827	79,081	12,921

Total non-current liabilities	91,508	90,165	14,733

Total liabilities	1,862,197	1,869,015	305,397

EQUITY
Share capital	136	136	23
Additional paid in capital	391,711	392,076	64,065
Reserves	1,887,852	2,066,082	337,596

Total equity attributable to owners of the company	2,279,699	2,458,294	401,684

Total equity and liabilities	4,141,896	4,327,309	707,081

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2013

(RMB and US$ amounts are expressed in thousands)

	Nine Months Ended
OPERATING ACTIVITIES	September 30, 2013
	RMB’ 000	US$’ 000
Profit before taxation	210,236	34,352
Adjustments for:
Amortization of prepaid lease payments	7,068	1,155
Depreciation of property plant and equipment	93,654	15,303
Release of deferred income	(597)	(98)
Finance costs	19,539	3,193
Interest income	(10,837)	(1,771)
Loss on disposal of property, plant and equipment	350	57
Share-based payment expense	362	59

Operating cash flows before movements in working capital	319,775	52,250
Increase in inventories	(124,634)	(20,365)
Increase in trade and other receivables and prepayments	(37,925)	(6,197)
Increase in trade and other payables and accruals	108,064	17,658

Cash generated from operations	265,280	43,346
Interest received	11,877	1,941
PRC income tax paid	(31,970)	(5,224)

NET CASH FROM OPERATING ACTIVITIES	245,187	40,063

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(62,568)	(10,224)
Withdrawal of pledged bank deposits	1,378	225
Placement of pledged bank deposits	(11,494)	(1,878)
Proceeds on disposal of property, plant and equipment	62	10
Deposits paid for acquisition of property, plant and equipment	(99,423)	(16,246)
Placement of fixed bank deposits with maturity periods over three months	(270,000)	(44,118)
Withdrawal of fixed bank deposits with maturity periods over three months	270,000	44,118

NET CASH USED IN INVESTING ACTIVITIES	(172,045)	(28,113)

FINANCING ACTIVITIES
New bank borrowings raised	285,000	46,569
Repayment of bank borrowings	(380,000)	(62,092)
Interest paid	(30,413)	(4,969)

NET CASH USED IN FINANCING ACTIVITIES	(125,413)	(20,492)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(52,271)	(8,542)
Cash and cash equivalents at beginning of the year	827,271	135,175

Effect of foreign exchange rate changes	916	150

Cash and cash equivalents at end of the year	775,916	126,783

Table Reconciling Non-GAAP Free Cash flow to GAAP net cash from operating activities

Free Cash Flow Reconciliation	RMB	US$
Net cash from Operating Activities	245,187	40,043
- Purchase of property, plant and equipment	-62,568	-10,224
FREE CASH FLOW	182,619	29,819
+ Purchase of property, plant and equipment	+62,568	+10,224
Net cash from Operating Activities	245,187	40,043

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